UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

EMERSUB CXV, INC.
a wholly owned subsidiary of

EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))

EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29109X106
(Cusip Number of Class of Securities)

Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Emerson Electric Co., a Missouri corporation (“Parent”), EMR Holdings, Inc., a Delaware corporation, EMR Worldwide Inc., a Delaware corporation (“EMR Worldwide”), and EMR US Holdings LLC, a Delaware limited liability company (“EMR US Holdings”), on February 10, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

This Amendment removes EMR US Holdings as a filing person from the Schedule TO. Effective as of March 3, 2025, EMR US Holdings merged with and into EMR Worldwide, whereupon the separate existence of EMR US Holdings ceased and EMR Worldwide survived such merger as the surviving corporation.

Item 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Offer to Purchase, are hereby amended to remove reference to EMR US Holdings as a filing person and amended and restated to refer to EMR Worldwide as the sole shareholder of Purchaser.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(vii)	Letter from Emerson to AspenTech stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2025

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	President and Secretary

EMERSUB CXV, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary